UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 20, 2008

Commission File No. 001-32860

SHANGHAI CENTURY ACQUISITION CORPORATION

(Name of Reporting Company)

23rd Floor, Shun Ho Tower,
24-30 Ice House Street, Central,
Hong Kong SAR, China

(Address Of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events.

On June 20, 2008 Shanghai Century Acquisition Corporation (“Shanghai Century”) notified holders of its outstanding ordinary shares of the upcoming special meeting of shareholders to be held on July 8, 2008 to consider and approve a proposal for the appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as liquidators of Shanghai Century in relation to Shanghai Century’s voluntary liquidation. In connection with the special meeting, Shanghai Century mailed, to all holders of its outstanding ordinary shares, a form of proxy card regarding the voting of ordinary shares at the special meeting, accompanied by a proxy statement describing the matters to be considered at the special meeting, prepared substantially in compliance with the rules and regulations of Regulation 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, regarding such matters, notwithstanding that Shanghai Century is technically exempt from such requirements. The proxy statement and form of proxy are being filed as exhibits to this Report of Foreign Issuer on Form 6-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1 Notice of Special Meeting and Proxy Statement dated June 20, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANGHAI CENTURY ACQUISITION CORPORATION

Dated: June 20, 2008

SHANGHAI CENTURY ACQUISITION CORPORATION
23rd FLOOR, SHUN HO TOWER
24-30 ICE HOUSE STREET
CENTRAL, HONG KONG SAR
CHINA

TO THE SHAREHOLDERS OF
SHANGHAI CENTURY ACQUISITION CORPORATION:

You are cordially invited to attend an extraordinary general meeting (“meeting”) of shareholders of Shanghai Century Acquisition Corporation (“Shanghai Century” or, the “Company”) to be held on July 8, 2008, at the offices of Loeb & Loeb LLP, 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, California, U.S.A. At the meeting, you will be asked to consider a proposal to approve the appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, Level 14, Tower 1 Admiralty Centre, 18 Harcourt Road, Hong Kong PRC, to act jointly and severally as liquidators of the Company (the “Liquidators”) in relation to the Company’s voluntary liquidation, with immediate effect, and that either of them shall have full power to act alone in the winding-up and have all the powers of a liquidator contained in the Cayman Islands Companies Law (2007 Revision) to winding-up and dissolving the Company including, but without limitation, the power to complete the distribution to the shareholders of the remaining assets of the Company, as expeditiously as possible, upon commencement of the winding-up. The Company will be deemed dissolved and cease to exist three months after the Liquidators have filed an account of the liquidation process with the Registrar of Companies, disclosing that the liquidation has been completed.

This meeting is particularly significant in that Cayman Islands’ law requires shareholder approval for appointment of a liquidator. Under the articles of association of the Company (the “Articles of Association”) the Board of Directors (the “Board” or , the “Directors”) are required to take all such action necessary to dissolve and liquidate the Company. However, the Directors consider it advisable for an independent liquidator to be appointed. It is important that your shares are voted at this special meeting.

We are proposing that Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, are approved for appointment to act jointly and severally as Liquidators of Shanghai Century in connection with the Company’s voluntary liquidation.

After careful consideration of all relevant factors, the Company’s Board of Directors has unanimously determined that the appointment of Cosimo Borrelli and Jacqueline Walsh both, of Borrelli Walsh Limited, to act jointly and severally as Liquidators to dissolve and wind-up the Company, is fair to, and in the best interests of, the Company and its shareholders and has declared it advisable and unanimously recommends that the Company’s shareholders vote “FOR” approval of appointment of the Liquidators.

Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the Liquidators and the meeting. Whether or not you plan to attend the special meeting, we urge you to read this material carefully and vote your shares.

I look forward to seeing you at the meeting.

Your vote is important. Whether you plan to attend the meeting or not please sign, date, and return the enclosed proxy card in the envelope provided as soon as possible.

SHANGHAI CENTURY ACQUISITION CORPORATION

23rd FLOOR SHUN HO TOWER
24-30 ICE HOUSE STREET
CENTRAL, HONG KONG SAR
CHINA

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 8, 2008

TO THE SHAREHOLDERS OF
SHANGHAI CENTURY ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (“meeting”) of Shanghai Century Acquisition Corporation (“Shanghai Century”, or the “Company”), a Cayman Islands corporation, will be held at 11:00 a.m. California, on July 8, 2008, at the offices of Loeb & Loeb LLP, 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, California, U.S.A., to consider and vote upon a proposal to approve:

Appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as Liquidators of Shanghai Century in connection with the Company’s voluntary liquidation.

Our Board of Directors has fixed the close of business on June 12, 2008 as the date for determining the Shanghai Century shareholders entitled to receive notice of, and vote at, the meeting. Only holders of record of our shares on that date are entitled to have their votes counted at the meeting or any adjournment.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the meeting. If you are a shareholder of record, you may also cast your vote in person at the meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the meeting by obtaining a proxy from your brokerage firm or bank. Your failure to vote or instruct your broker or bank how to vote will not have the same effect as voting against the proposals.

Our Board of Directors recommends that you vote “FOR” approval of the proposal.

By Order of the Board of Directors,

Dated: June 20, 2008

SHANGHAI CENTURY ACQUISITION CORPORATION

PROXY STATEMENT FOR EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS
OF SHANGHAI CENTURY ACQUISITION CORPORATION

The Board of Directors of Shanghai Century Acquisition Corporation (“Shanghai Century” or, the “Company”) has unanimously approved the proposed appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as Liquidators of Shanghai Century for the Company’s voluntary liquidation. If we obtain the approval of our shareholders, Cosimo Borrelli and Jacqueline Walsh both of Borrelli Walsh Limited, will be appointed Liquidators for the winding-up and dissolution of the Company.

This proxy statement provides you with detailed information about the appointment of the Liquidators and the meeting of Shanghai Century’s shareholders. We encourage you to carefully read this entire document.

The Liquidators cannot be appointed unless there is an affirmative vote of the holders of a majority of the shares voted at the July 8, 2008 meeting for such proposal

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement is dated June 20, 2008 and is first being mailed to Shanghai Century shareholders on or about that date.

SUMMARY

Shanghai Century’s Articles of Association provided that the Company would continue in existence only until April 28, 2008 (the “Termination Date”) and dissolve if the Company did not complete a business combination by such Termination Date. Such dissolution of the Company has the same effect as if it had formally gone through a voluntary liquidation procedure under the Cayman Islands’ Companies Law.

Under the Company’s Articles of Association the Board of Directors is required to take all actions necessary to dissolve and liquidate the Company. The Board considers it advisable and in the best interests of the Company for an independent liquidator to be appointed which requires shareholder approval under Cayman Islands’ law. The Board of Directors believe that the appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, acting jointly and severally as Liquidators of the Company would be the most efficient and effective means of dissolving and winding-up the affairs of the Company.

On May 28, 2008, the Directors of the Company filed a Notice of Dissolution and a Declaration of Solvency with the Registrar of Companies, in addition to publishing in the Cayman Islands’ Gazette, a notice to all possible creditors of the Company’s voluntary winding-up and distribution of assets, and inviting such creditors of the Company to submit any claims by June 6, 2008. The Liquidators will undertake their own independent assessment of the Company’s creditors and evaluation of claims.As soon as the affairs of Shanghai Century are fully wound-up, (which includes the distribution to the holders of shares issued in our April 28, 2006 initial public offering (the “Public Shareholders”)), the Liquidators are required to furnish a final report and account before a final extraordinary general meeting, which must be called by a public notice at least one month before it takes place. After the final meeting, the Liquidators must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the Company is deemed dissolved.

The Public Shareholders will receive an aggregate sum distribution in proportion to their respective equity interests, equal to the amount in the trust account into which the net proceeds of our IPO were deposited (the “Trust Account”), plus (i) one-half of the interest earned on the Trust Account and (ii) any remaining net assets (subject to our obligations under Cayman Islands’ law to provide for claims of creditors). The proceeds deposited in the Trust Account may however, become subject to the claims of our creditors (which may include vendors and service providers that we have engaged to assist us in any way in connection with our search for a target business and that are owed money by the Company, as well as the target businesses themselves) which could have higher priority than the claims of our Public Shareholders. The per share distribution amount will not be determined until after the Liquidators have evaluated and paid the creditors’ claims and may be less than the IPO price of US$8.00 per unit, assuming the entire amount of the Trust Account is available for distribution.

There will be no distribution from the Trust Account with respect to our warrants which have expired worthless. The Company will pay the costs of liquidation from the remaining assets outside of the Trust Account. The Liquidators will commence distributions from the Trust Account to the Public Shareholders as expeditiously as possible. Shanghai Century’s initial shareholders have waived their rights to participate in any liquidation distribution with respect to the shares that they acquired prior to the IPO.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
AND APPOINTMENT OF THE LIQUIDATORS.

Shanghai Century is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its Board of Directors for use at the meeting in connection with a proposal for the appointment of Borrelli Walsh Limited as Liquidators of Shanghai Century in relation to the Company’s voluntary liquidation.

THESE QUESTIONS AND ANSWERS ARE ONLY SUMMARIES OF THE MATTERS THEY DISCUSS. PLEASE READ THIS ENTIRE PROXY STATEMENT.

Q.	WHAT IS THE PURPOSE OF THE MEETING?

A.
Holders of Shanghai Century shares will be asked to approve the appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as Liquidators in relation to the voluntary liquidation of the Company. You are not being asked to vote on the liquidation of the Company. Under Cayman Islands’ law and the Company’s Articles of Association, no other business may be transacted at the meeting.

Q.	WHY IS THE COMPANY PROPOSING THE APPOINTMENT OF A LIQUIDATOR?

A.
Under the Articles of Association the Board is required to take all such action necessary to dissolve and liquidate the Company; however, the Board considers it advisable for an independent liquidator to be appointed. Cayman Islands’ law requires shareholder approval for appointment of an independent liquidator.

Q.	WHEN DOES THE DISTRIBUTION TO THE SHAREHOLDERS ACTUALLY COMMENCE?

A.
Distributions to the Public Shareholders will commence after the Liquidators have satisfactorily assessed the Company’s books, records and other financial documents, for the purpose of establishing the Company’s creditors and evaluating their claims for payment. This process will take approximately four to eight weeks. The Company’s Board of Directors has already provided notice to the creditors through an advertisement in the Cayman Islands’ Gazette of the Company’s intended voluntary liquidation. Although highly unlikely, the Liquidators have the option of submitting an additional advertisement and notice to creditors if the Liquidators are not satisfied with the Board of Directors actions.

Q.	WHAT IS THE ROLE OF A LIQUIDATOR?

A.
The primary role of a liquidator is to:

•     to advise and to establish a strategy;

•     to act upon that advice professionally and to take appointments;

•     to look after the interests of creditors;

•     to act impartially at all times;

•     to follow the ethical guidelines as set out by the licensing bodies; and

•     to fulfill statutory obligations of a liquidator placed on him by such appointment.

Q.	WHAT ARE THE PRIMARY DUTIES AND RESPONSIBILITIES OF A LIQUIDATOR?

A.
The liquidators are responsible for winding-up the Company’s affairs by realizing all the Company’s assets and distributing them to its creditors. Any remaining assets, including proceeds from the Trust Account are distributed to the Public Shareholders. The liquidators will provide the Public Shareholders with periodic updates of the liquidation process, and any other material matters, through the issuance of press releases and electronic mail.

Q.	WHAT CAYMAN ISLANDS’ LAW GOVERNS LIQUIDATION OF THE COMPANY?

A.	The primary law relating to the winding up of a Cayman Islands’ company is the Companies Law (2007 Revision).

Q.	ARE THERE ANY PREFERENTIAL CREDITORS UNDER CAYMAN ISLANDS LAW?

A.
Section 162 of the Companies Law (2007 Revision) states that the preferential payments of debts to be paid in priority to others such as certain Cayman Islands taxes due and payable over the previous 12 months and certain wages and salaries not exceed US$122 per person. In any liquidation proceeding under Cayman Islands’ law the funds held in a trust account may be included in the assets and subject to the claims of third parties with priority over the claims of shareholders.

Q.	IS A LIQUIDATOR REQUIRED TO ADVERTISE FOR CREDITORS?

A.	Yes, in the Cayman Islands’ Gazette.

Q.	COULD SHAREHOLDERS BE HELD LIABLE FOR THE COMPANY’S DEBTS?

A.	Only in rare circumstances, such as a premature distribution, would a liquidator seek monies from a public shareholder after a distribution has been made.

Q.	DOES A LIQUIDATOR NEED TO NOTIFY ANYONE OF HIS OR HER APPOINTMENT?

A.	Yes. Following the appointment of the Liquidators by shareholder approval, a notification will be sent to the Cayman Islands’ Registrar of Companies.

Q.	WHAT HAPPENS WHEN THE COMPANY’S AFFAIRS ARE FULLY WOUND UP?

A.
The Liquidators must provide notice for (through an advertisement in the Cayman Island’s Gazette) and hold a final meeting of the shareholders to present a final account of the liquidation and distribution. The Company is deemed to be dissolved and ceases to exist 3-months after the Liquidators have filed a final account and report with the Registrar of Companies and is issued a certificate of dissolution.

Q.	WHO IS RESPONSIBLE FOR PAYING LIQUIDATION FEES?

A.	The Company is responsible for paying the liquidator’s fees out of its assets. Under Cayman Islands’ law this could include funds from the Trust Account.

Q.	CAN FREEZING ORDERS BE OBTAINED BY A LIQUIDATOR?

A.	Yes, by way of obtaining a court order known as a mareva injunction.

Q.	CAN ADDITIONAL INFORMATION BE OBTAINED BY A LIQUIDATOR FOLLOWING THE SERVING OF A MAREVA JUNCTION?

A.	Yes, by way of obtaining a court order known as an Anton Pillar order.

Q.	UNDER WHAT CIRCUMSTANCES CAN THE FOUNDERS BE HELD PERSONALLY LIABLE FOR THE DEBTS OF THE COMPANY?

A.
The founders of the Company, have agreed to indemnify the Company against certain claims to which the Company may become subject to, but only to the extent necessary to ensure that such claims do not reduce the amount of the Trust Account. Such claims may, in certain circumstances, include any and all loss, liability, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the Company may become subject to, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount in the Trust Account.

Q.	CAN I BRING A CLAIM AGAINST THE DIRECTORS OF THE COMPANY?

The Company’s Article’s of Association, provides that each member of the Company agrees to waive any claim or right of action he might have, whether individually, by, or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver will not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

Q.	WHAT ARE THE DUTIES OF A DIRECTOR?

A.	A director is required to co-operate fully with the liquidator in all matters relating to the business. All books, records and checks received must be handed over to the liquidator.

Q.	WHAT IF I DO NOT WANT TO VOTE FOR APPOINTMENT OF THE LIQUIDATORS?

A.
If you do not want to vote for appointment of the Liquidators, you must vote against it. You should be aware, however, that if the proposal for the appointment of the Liquidators is not approved, the Company may be delayed in liquidating the Company which will cause a delay in distributing the funds held in the Trust Account to the Principal Shareholders. Whether or not you vote against appointment of the Liquidators, all Public Shareholders will be entitled to share in the liquidation of the Trust Account.

Q.	WHAT IS THE RECORD DATE AND WHO IS ENTITLED TO VOTE AT THE MEETING?

A.
The “record date” for the meeting is June 12, 2008. Record holders of Shanghai Century shares at the close of business on the record date are entitled to vote or have their votes cast at the meeting. On the record date, there were 500 shareholders and 16,684,495 outstanding common shares of Shanghai Century. Each share is entitled to one vote at the meeting. Shanghai Century’s warrants do not have voting rights with respect to the meeting.

Q.	HOW MANY VOTES ARE REQUIRED TO PASS THE PROPOSAL?

A.
The proposal for appointment of the Liquidators will require the affirmative vote of the holders of a majority of the shares voted at the July 8, 2008 meeting for such proposal. An abstention or failure to vote with respect to the proposal will not have the same effect as a vote against the proposal.

Q.	HOW DO I VOTE MY SHARES AT THE MEETING?

A.
Each share that you own in your name entitles you to one vote. Your proxy card shows the number of shares that you own. There are two ways to vote your shares at the meeting:

1. By signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will not be voted; or

2. By attending the meeting and voting in person. We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or another nominee however, you must obtain a proxy from the broker, bank or other nominee. That is the only way that we can be sure that the broker, bank or nominee has not already voted your shares.

Q.	WHAT IF I DECIDE TO REVOKE MY PROXY AND CHANGE MY VOTE?

A.
If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by sending a later-dated, signed proxy card to Advantage Proxy prior to the date of the meeting, or you may attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Advantage Proxy.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Q.	WHAT HAPPENS IF I DO NOT GIVE MY BROKER VOTING INSTRUCTIONS?

A.
If your broker holds your shares in its name and you do not give the broker voting instructions, the rules of the Financial Industry Regulatory Authority prohibit your broker from voting your shares on the proposal. This is known as a “broker non-vote.” Abstentions or broker non-votes with respect to the proposal will not have the same effect as a vote “against” the proposal.

Q.	WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT VOTING?

A.	If you have questions about voting, you may call Advantage Proxy at 1-800-238-3410, ext. 34.

Q.	WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE PROPOSAL?

A.
If you have questions about the proposal or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Mr. Anthony Kai Yiu Lo or Mr. Franklin D. Chu
Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower
24-30 Ice House Street Central
Hong Kong SAR China
Tel: (852) 2854-8989

Q.	WHAT IS THE DATE, TIME AND PLACE OF THE MEETING?

A.	We will hold the meeting at 11:00 a.m., California time, on July 8, 2008, at the offices of Loeb & Loeb LLP, 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, California, U.S.A.

PROPOSAL
APPOINTMENT OF THE LIQUIDATORS

PROPOSAL.

Appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, acting jointly and severally, as Liquidators of Shanghai Century Acquisition Corporation in relation to the Company's voluntary liquidation, winding-up and dissolution.

REQUIRED VOTE.

The approval of this proposal for appointment of the Liquidators will require the affirmative vote of the holders of a majority of the shares voted at the meeting for such proposal.

VOLUNTARY LIQUIDATION OF THE COMPANY.

Notices.

On May 28, 2008, the Directors of the Company filed a Notice of Dissolution and a Declaration of Solvency with the Registrar of Companies, in addition to publishing in the Cayman Islands’ Gazette notice to all possible creditors of the Company’s voluntary winding-up and inviting such creditors of the Company to submit claims by June 6, 2008. The Liquidators will undertake their own independent assessment of the Company’s creditors and evaluation of claims.

Final Report.

The Liquidators will prepare a final report of the Company to be presented at a final extraordinary general meeting of shareholders and will liaise with the and Registrar of Companies to obtain all relevant financial information relating to the Company to prepare the final report. The Liquidators must recover any assets due to the Company and settle a list of the current shareholders. The Liquidators must also settle any claims against the Company and ensure that all obligations due under any agreements made by net the Company have been fulfilled. The final report of the Company must show the manner in which the winding-up has been conducted and how the net surplus assets of the Company have been distributed to the Public Shareholders.

Final Extraordinary General Meeting.

The Liquidators will arrange for publication of a notice of the final extraordinary general meeting of the Company to be published at least one month prior to the date of the meeting and give at least one month’s notice of the date of the meeting to the shareholders of the Company. At the final extraordinary general meeting of shareholders, those shareholders entitled to attend and vote at the extraordinary general meeting must pass an ordinary resolution to approve the final report and the proposed distribution by the Liquidators of the net surplus assets of the Company, if any. The Liquidators must ensure that the costs of the liquidation and other liabilities of the Company are paid in full and the remaining net assets of the Company after payment of such liabilities will be or have been distributed to shareholders in accordance with their entitlement to such assets under the Articles of Association.

Dissolution of the Company.

Once the final extraordinary general meeting of shareholders has been held, the Liquidators must file a return and account of the liquidation process with the Registrar of Companies in the Cayman Islands, and certify that the final extraordinary general meeting has been held and request a certificate of dissolution. The Company is dissolved deemed to be dissolved and ceases to exist 3-months after the return and account is filed with the Registrar of Companies. Upon receipt of the certificate of dissolution from the Registrar of Companies, the Liquidators will send copies to the relevant parties connected to the Company.

Distribution of Assets Upon Liquidation.
The Company completed its IPO on April 28, 2006 and received net proceeds of approximately US$110,000,000. As of May 31, 2008, an amount of approximately US$ 114,503,849 (including interest) of the net proceeds was held in the Trust Account and invested in money market funds.  Subject to any potential claims of creditors, and after taking into account the distribution to the Company of one-half of the interest, the proceeds of the Trust Account plus any remaining net assets and residual assets will be distributed pro-rata to the Public Shareholders. The per share distribution amount will not be determined until after the Liquidators have evaluated and paid the creditors’ claims and may be less than the IPO price of US$8.00 per unit, assuming the entire amount of the Trust Account is available for distribution.

Qualifications.

Upon shareholder approval, Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, will be appointed to act jointly and severally as Liquidators of the Company.

Cosimo Borrelli

Cosimo Borrelli is a chartered accountant with over 20 years of experience in formal and informal corporate restructuring, insolvency, forensic accounting and financial investigations. This experience has included being appointed by courts (as liquidator or scheme administrator), lenders and financiers, distressed companies, secured and unsecured creditors, investors and other interested parties. He has a proven track record in establishing and delivering restructuring, insolvency and related corporate advisory arrangements in industries including financial services, property, telecommunications, retail, manufacturing, and professional services.

Mr. Borrelli’s assignments often have a cross border focus including work in Hong Kong, PRC, Taiwan, Malaysia, Australia, United States, United Kingdom, Europe, Bermuda, British Virgin Islands, Cayman Islands and the Bahamas and involving the restructuring of private and large publicly listed groups, the investigation and valuation of loan and non performing loan portfolios for banks and non bank institutions, the location, retrieval and sale of assets throughout the world, the improper enforcement of security, audit and director negligence and fraud.

Mr. Borrelli’s investigation and forensic background plays a key role in the analysis and execution of restructuring and associated assignments and his wealth of commercial experience means he is well suited to establishing and implementing solutions to complex problems and disputes.

Professional Affiliations and Academic Qualifications:

•	Member of the Hong Kong Institute of Certified Public Accountants;
•	Member of the Hong Kong Institute of Certified Public Accountants Insolvency Interest Group;
•	Certified Fraud Examiner;
•	Registered Appointment Taker with the Official Receiver’s Office in Hong Kong;
•	Bachelor of Arts in Economics, University of Adelaide, Australia;
•	Member of the Institute of Chartered Accountants in Australia;
•	Member of the Insolvency Practitioners Association of Australia.

Jacqueline Walsh

Jacqueline Walsh is a qualified lawyer in Hong Kong and the United States with over 14 years of experience in formal and informal corporate restructuring, insolvency, court and private receiverships and financial investigations. In the US, Jacqueline’s experience has included representation of Chapter 7 and 11 bankruptcy trustees, creditors committees and corporate debtors.

During her 7 years in Asia, Ms. Walsh’s restructuring and insolvency experience has spanned a range of industries, including retail, property investment and development, cold storage warehousing, trade and manufacturing. This experience includes restructuring of listed companies in Hong Kong, operational restructuring of private corporations, establishing and implementing schemes of arrangement, investigatory assignments and asset realization of non-performing loan portfolios. Many of these assignments include work in Hong Kong, PRC, US, Canada, British Virgin Islands, Bermuda, Turks and Caicos, Jersey and Cayman Islands.

Professional Affiliations and Academic Qualifications:

•	Member of the Hong Kong Institute of Certified Public Accountants Insolvency Interest Group;
•	Co-Chair and Founder, International Women’s Insolvency and Restructuring Confederation - Hong Kong Network;
•	Admitted to the High Court of Hong Kong SAR;
•	Admitted to the Massachusetts and Federal Bar;
•	Juris Doctor, New England School of Law, Boston, Massachusetts, USA;
•	Bachelor of Arts in Political Science, Boston College, Chestnut Hill, Massachusetts, USA.

Expenses.

The Liquidators will be entitled, out of the assets of the Company, to the Liquidators’ remuneration charged on a time basis at the standard normal hourly rates of Borrelli Walsh Limited, up to a maximum of US$50,000 and to the reimbursement of all expenses incurred by them in relation to the voluntary liquidation of the Company. We anticipate that such amount will be paid out of the funds held outside of the Trust Account.

RECOMMENDATION.

For the reasons previously described herein and after careful consideration, our Board of Directors have unanimously determined that the proposal to appoint Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited acting jointly and severally as Liquidators of Shanghai Century Acquisition Corporation in relation to the Company’s voluntary liquidation, is fair to, and in the best interests of  the Company and our shareholders. Our Board of Directors believe that it is in the best interests of the Company that the shareholders approve the appointment of Cosimo Borrelli and Jacqueline Walsh both of Borrelli Walsh Limited acting jointly and severally as Liquidators of the Company, in relation to the Company’s voluntary liquidation, with immediate effect and that either of them shall have full power to act alone in the winding-up and have all the powers of a liquidator contained in the Cayman Islands Companies Law (2007 Revision) to wind-up and dissolve the Company including, but without limitation, the power to complete the distribution to the shareholders of the remaining assets of the Company as expeditiously as possible upon commencement of the winding-up.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THIS PROPOSAL

SHAREHOLDER PROPOSALS

Whether or not the Liquidators are approved, the Company does not expect to have an annual meeting of shareholders after the special meeting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the Securities and Exchange Commission, the Company and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the Company’s proxy statement. Upon written or oral request, the Company will deliver a separate copy of this proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of this proxy statement may likewise request that the Company deliver single copies of such document in the future. Shareholders may notify the Company of their requests by calling or writing us at our headquarters at:

Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower
24-30 Ice House Street Central, Hong Kong SAR China
Tel: (852) 2854-8989
Attention: Mr. Anthony Kai Yiu Lo or Mr. Franklin D. Chu

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy described the material elements of all relevant contracts, exhibits and other information described in this Proxy.

If you would like additional copies of this proxy statement or have questions about the proposal, you should contact:

Mr. Anthony Kai Yiu Lo or Mr. Franklin D. Chu
Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower
24-30 Ice House Street Central
Hong Kong SAR China
Tel: (852) 2854-8989

IN THE MATTER OF

SHANGHAI CENTURY ACQUISITION CORPORATION
(IN VOLUNTARY LIQUIDATION)

________________

GENERAL PROXY

________________

We, _______________________________ of ____________________________________, a member hereby appoint Anthony Lo (co-Chief Executive Officer) and Humphrey P. Polanen, (Director) of Shanghai Century Acquisition Corporation to be our general proxy to vote at the general meeting to be held in the above matter on July 8, 2008, or at any adjournment thereof.

Dated this ____ day of ___, 2008

for and on behalf of

SPECIAL PROXY

SHANGHAI CENTURY ACQUISITION CORPORATION
(IN VOLUNTARY LIQUIDATION)

(“COMPANY”)

We, _______________________________ of ____________________________________, a member hereby appoint Anthony Lo (co-Chief Executive Officer) and Humphrey P. Polanen, (Director) of Shanghai Century Acquisition Corporation as our Special Proxy at the general meeting of the Company to be held on July 8, 2008 or at any adjournment thereof, to vote in the following manner:

[Please indicate your preferred vote by marking “X” for the following resolution]

For	Against	Abstain	Resolution

That Cosimo Borrelli and G. Jacqueline Fangonil Walsh both of Borrelli Walsh Limited of 1401, Level 14, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong be appointed as Joint and Several Liquidators (“Liquidators”) of the Company in the place of the current liquidators and that the Liquidators be entitled to, out of the assets of the Company, the Liquidators’ remuneration charged on a time basis at the standard normal hourly rates of Borrelli Walsh Limited, up to a maximum of US$50,000 and to the reimbursement of all expenses incurred by them in relation to the voluntary liquidation of the Company.

Dated this __ day of ___, 2008

SIGNED (2)

NAME (PRINTED) for and on behalf of